Exhibit 99.1

Silicon Motion Announces Third Quarter Results for the Period Ended September 30, 2008

Third Quarter 2008

Financial Highlights

•	Net sales decreased 7% quarter-over-quarter to US$45.0 million

•	Gross margin excluding stock-based compensation increased from 47.3% in 2Q08 to 50.3%. GAAP gross margin increased from 47.1% in 2Q08 to 50.0%

•	Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items increased from 17.5% in 2Q08 to 19.0%

•

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items decreased 1% quarter-over-quarter to US$8.7 million. GAAP net income increased 313% quarter-over-quarter to US$8.1 million

•

Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items were US$0.27, a 4% increase from US$0.26 in 2Q08. GAAP diluted earnings per ADS were US$0.26, a 333% increase from US$0.06 in 2Q08

Business Highlights

•	Increased total unit shipments 36% year-over-year and 5% sequentially to approximately 107 million units

•	Increased storage controller unit shipments 40% year-over-year and 3% sequentially

•	Started production of controllers that support Samsung 42nm NAND flash, and are in sampling stage for controllers that support IM Flash 34nm, Hynix 41nm, and Toshiba 43nm NAND Flash

•	Achieved five T-DMB SoC design wins with LG, Samsung, and Pantech & Curitel for Korea mobile TV handsets

•	Shipped CMMB mobile TV tuners to Longcheer for China mobile TV handsets

•	Launched new CMMB mobile TV tuner design in partnership with two of China’s leading mobile TV demodulator IC specialists, Innofidei and Telepath, for approximately 25 China handset OEMs

•	Developed the world’s smallest and lowest power consumption ISDB-T mobile TV tuner-demodulator SoC in partnership with Japan’s MegaChips for Japan, Brazil, and other markets

•	Received design win for our tri-band RF SoC (that combines CDMA and PCS with GPS, as well as an integrated LNA) for the Samsung Knack at Verizon Wireless

Taipei, Taiwan, October 31, 2008 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its third quarter 2008 financial results. Third quarter net sales decreased 7% quarter-over-quarter to US$45.0 million. GAAP net income increased 313% quarter-over-quarter to US$8.1 million, or US$0.26 per diluted ADS, compared to US$0.06 per diluted ADS in the second quarter of 2008.

Non-GAAP net income, which excludes stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items, decreased 1% quarter-over-quarter to US$8.7 million, or US$0.27 per diluted ADS, compared to US$0.26 per diluted ADS in the second quarter of 2008.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“The third quarter, as we had previously communicated, was challenging because of weak conditions at end markets globally and many of our customers exited the previous quarter with excess flash card inventory. OEMs however have been aggressively working to reduce their inventory. Because of customer inventory reduction and related rebuilding, as well as strong sales in China, we were able to increase our overall card controller shipments by 12% sequentially. Our total storage controller shipments for the first nine months of this year rose 46% compared to the same period last year.

We believe that while consumer markets have been negatively impacted by macroeconomic issues, sales of NAND flash based storage devices, including memory cards, USB flash drives, SSDs, and embedded flash are showing some signs of resiliency. We believe there is still elasticity of demand, though perhaps less than during better times. Prices for flash components have been falling rapidly and in turn retail prices for storage devices using flash have also seen decreases. The falling prices have driven volume and increased adoption of NAND flash by OEMs, even as consumer confidence remains weak.

Market conditions are tough, but we continue to believe that the Company is well positioned because of our strong flash controller IP, market leadership, and investments to support growth applications whether relating to memory cards, SSDs, or mobile TV. Furthermore, the NAND flash industry is beginning the transition to sub-50 nm products. We have already started sampling our controllers for 34nm and other next generation flash. These controllers have been specifically developed to address issues relating to sub-50 nm flash endurance and reliability.”

Third Quarter 2008 Financial Review (1)

Sales

Net sales in the third quarter totaled US$45.0 million, a decrease of 7% compared with the previous quarter. This quarter, mobile storage products accounted for 71% of net sales, mobile communications 19% of net sales, and multimedia SoCs 9% of net sales.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, decreased 10% from the second quarter of 2008 to US$31.9 million this quarter.

Net sales of mobile communication products, which include mobile TV IC solutions, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, decreased 14% from the second quarter of 2008 to US$8.6 million this quarter.

Net sales of multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, increased 30% from the second quarter of 2008 to US$4.1 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation increased to 50.3% from 47.3% in the previous quarter. GAAP gross margin increased to 50.0% from 47.1% in the previous quarter.

Operating expense excluding stock-based compensation, acquisition-related charges, and one-time items was US$14.1 million, which was slightly lower than US$14.5 million in the previous quarter. Research and development expenditures, excluding stock-based compensation, were US$7.7 million, which was lower than US$8.9 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.9 million, which was higher than US$2.3 million in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$3.4 million, which was slightly higher than US$3.3 million in the previous quarter. Stock-based compensation was US$2.3 million, which was slightly more than US$2.2 million in the previous quarter. Acquisition-related charges were US$1.6 million, which was unchanged from the previous quarter. Litigation expenses decreased slightly from US$0.7 million in the previous quarter to US$0.5 million.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was 19.0%, which was higher than 17.5% in the previous quarter. GAAP operating margin was 9.1%, which was higher than 8.2% in the previous quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss was US$0.4 million, which was slightly less than US$0.6 million in the previous quarter. GAAP net total other income was US$4.2 million, which was significantly higher than US$0.4 million in the previous quarter.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items was US$8.7 million in the third quarter, which was slightly less than US$8.8 million in the previous quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items were US$0.27, up 4% from US$0.26 in the previous quarter.

GAAP net income was US$8.1 million, which was significantly higher than US$2.0 million in the previous quarter. Diluted GAAP earnings per ADS were US$0.26, up 333% from US$0.06 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased from US$95.0 million at the end of the second quarter of 2008 to US$59.5 million at the end of this quarter. The decrease was primarily due to the repurchase of our American Depositary Receipts (ADSs) and purchase of property and equipment. There were US$3.3 million in short-term borrowings at the end of the third quarter of 2008, which was similar to the previous quarter. Other long term liabilities, which are comprised of loans from the Korean government for R&D financing, decreased from US$1.4 million at the end of the second quarter of 2008 to US$1.2 million at the end of this quarter.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2008

(In US$ millions)
Net income	8.1
Depreciation & amortization	1.0
Changes in operating assets and liabilities	8.0
Others	4.3

Net cash provided by (used in) operating activities	21.4

Acquisition of property and equipment	(6.4)
Others	1.3

Net cash provided by (used in) investing activities	(5.1)

Share repurchase	(24.5)
Others	0.5

Net cash provided by (used in) financing activities	(24.0)

Effects of changes in foreign currency exchange rates on cash	(4.5)

Net decrease in cash and cash equivalents	(12.2)

Pro-forma adjustment- foreign exchange translation	(3.7)

Pro-forma net decrease in cash and cash equivalents	(15.9)

During the third quarter of 2008, Silicon Motion spent US$24.5 million to repurchase ADSs, made payment on the remaining US$2.0 million for our US$4.0 million Shanghai office space that was announced in the second quarter of 2008, and US$4.4 million for SAP software, IP licensing, design tools, and other assets.

Share Repurchase Program:

On August 15, 2008, the Company announced the completion of a US$40 million share repurchase program that was initiated on March 12, 2008 and announced a second US$40 million share repurchase program. In the third quarter of 2008, the Company repurchased 3.5 million ADSs for a total cost of US$24.7 million. The weighted average price per ADS repurchased was US$7.06.

Management Change:

As part of a Company restructuring, Johnson Yan, Vice President of Product Marketing, departed in the third quarter of 2008 to pursue other interests.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Looking forward, although we believe we are well positioned, we continue to see a difficult environment over the next few quarters for companies involved in the NAND flash and mobile communications food chain. Our strategy of focusing on long-term OEM customers and on protecting our margins remains unchanged. Additionally, while we continue to prudently invest in projects for next generation solutions, cost containment and cost reduction will remain a top priority for our management team until market conditions recover.”

For the fourth quarter of 2008, management expects:

•	Revenue to be flat to down 10% sequentially

•	Non-GAAP and GAAP gross margin to be in the 48– 50% range

•	Operating expense excluding stock-based compensation, acquisition-related charges, and one-time items of approximately US$15 to 16 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on October 31.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PX9B88CTH

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0860

USA (Toll): 1 617 213 4852

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 9501 5432

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 3189 5890

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time items, including, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

In-process research and development consists of one-time charges incurred in connection with the acquisition of FCI in the second quarter of 2007 and the acquisition of Centronix in the fourth quarter of 2007 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP operating income and non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

FIN48 tax charge relates to uncertainties about income tax liabilities that had resulted from an arbitrary change in interpretation of tax codes by the Taiwan tax authorities following a routine review of our tax filings.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2007 (NT$)	Jun. 30, 2008 (NT$)	Sep. 30, 2008 (NT$)	Sep. 30, 2007 (US$)	Jun. 30, 2008 (US$)	Sep. 30, 2008 (US$)
Net Sales	1,497,494	1,475,747	1,402,544	45,475	48,481	44,953
Cost of sales	704,289	780,523	701,300	21,387	25,642	22,477

Gross profit	793,205	695,224	701,244	24,088	22,839	22,476
Operating expenses
Research & development	207,997	305,203	277,440	6,316	10,027	8,892
Sales & marketing	75,839	83,093	106,347	2,303	2,730	3,409
General & administrative	107,286	136,720	141,246	3,258	4,491	4,527
In-process research and development	—	—	—	—	—	—
Amortization of intangibles assets	55,994	48,467	48,626	1,700	1,592	1,559

Operating income	346,089	121,741	127,585	10,511	3,999	4,089
Non-operating income (expense)
Gain on sale of investments	10,545	5,816	1,774	320	191	57
Unrealized holding gain (loss) on marketable securities	—	—	673	—	—	22
Interest income (net)	9,076	10,488	9,419	276	345	302
Foreign exchange gain (loss)	(7,194)	(7,329)	120,190	(218)	(241)	3,852
Dividend income	—	2,239	—	—	74	—
Others	10	24	6	—	1	—

Subtotal	12,437	11,238	132,062	378	370	4,233

Income before tax	358,526	132,979	259,647	10,889	4,369	8,322
Income tax expense	30,523	73,161	6,258	927	2,403	201

Net income	328,003	59,818	253,389	9,962	1,966	8,121

Basic earnings per ADS	$10.00	$1.83	$8.26	$0.30	$0.06	$0.26
Diluted earnings per ADS	$9.66	$1.79	$8.22	$0.29	$0.06	$0.26
Margin Analysis:
Gross margin	53.0%	47.1%	50.0%	53.0%	47.1%	50.0%
Operating margin	23.1%	8.2%	9.1%	23.1%	8.2%	9.1%
Net margin	21.9%	4.1%	18.1%	21.9%	4.1%	18.1%
Additional Data:
Weighted avg. ADS equivalents[2]	32,815	32,775	30,681	32,815	32,775	30,681
Diluted ADS equivalents	33,942	33,377	30,825	33,942	33,377	30,825

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2007 (NT$)	Jun. 30, 2008 (NT$)	Sep. 30, 2008 (NT$)	Sep. 30, 2007 (US$)	Jun. 30, 2008 (US$)	Sep. 30, 2008 (US$)
GAAP net income	328,003	59,818	253,389	9,962	1,966	8,121
Stock-based compensation:
Cost of sales	3,693	3,045	3,799	112	100	122
Research and development	35,646	35,410	37,057	1,082	1,163	1,188
Sales and marketing	13,584	12,856	15,199	413	422	487
General and administrative	19,642	16,274	16,818	596	535	539

Total stock-based compensation	72,565	67,585	72,873	2,203	2,220	2,336

Acquisition related charges:
Amortization of intangible assets	55,994	48,467	48,626	1,700	1,592	1,559
Litigation expenses	—	20,405	16,975	—	670	544
Foreign exchange loss (gain)	7,194	7,329	(120,190)	218	241	(3,852)
FIN 48 tax charge	—	64,328	—	—	2,113	—

Non-GAAP net income	463,756	267,932	271,673	14,083	8,802	8,708

Shares used in computing non-GAAP basic earnings per ADS	32,815	32,775	30,681	32,815	32,775	30,681

Shares used in computing non-GAAP diluted earnings per ADS	35,028	34,386	31,805	35,028	34,386	31,805

Non-GAAP basic earnings per ADS	$14.13	$8.17	$8.85	$0.43	$0.27	$0.28

Non-GAAP diluted earnings per ADS	$13.24	$7.79	$8.54	$0.40	$0.26	$0.27

Non-GAAP gross margin	53.2%	47.3%	50.3%	53.2%	47.3%	50.3%
Non-GAAP operating margin	31.7%	17.5%	19.0%	31.7%	17.5%	19.0%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the Nine Months Ended
	Sep.30, 2007 (NT$)		Sep. 30, 2008 (NT$)		Sep. 30, 2007 (US$)		Sep. 30, 2008 (US$)
Net Sales		4,115,214		4,464,364		124,729		143,805
Cost of sales		1,934,478		2,258,767		58,632		72,759

Gross profit		2,180,736		2,205,597		66,097		71,046
Operating expenses
Research & development		582,757		808,850		17,663		26,054
Sales & marketing		215,834		271,021		6,542		8,730
General & administrative		269,424		414,475		8,166		13,351
In-process research and development		69,189		—		2,097		—
Amortization of intangible assets		110,467		145,899		3,348		4,700

Subtotal		1,247,671		1,640,245		37,816		52,835

Operating income		933,065		565,352		28,281		18,211
Non-operating expense (income)
Gain on sale of investments		20,778		16,839		629		542
Unrealized holding gain (loss) on marketable securities		(3)		(449)		—		(14)
Interest income (net)		41,987		30,448		1,273		980
Investments income		772		2,239		23		72
Foreign exchange gain (loss)		(13,539)		30,916		(410)		996
Others		30		186		1		7

Subtotal		50,025		80,179		1,516		2,583

Income before tax		983,090		645,531		29,797		20,794
Income tax expense		56,975		81,358		1,727		2,621

Net income		926,115		564,173		28,070		18,173

Basic earnings per ADS	NT $	28.94	NT $	17.53	US$	0.88	US$	0.56
Diluted earnings per ADS	NT $	27.99	NT $	17.32	US$	0.85	US$	0.56
Margin Analysis:
Gross margin		53.0%		49.4%		53.0%		49.4%
Operating margin		22.7%		12.7%		22.7%		12.7%
Additional Data:
Weighted average ADS equivalents		32,036		32,183		32,036		32,183
Diluted ADS equivalents		33,121		32,583		33,121		32,583

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.93 to US$1 for 3Q07, NT$30.44 to US$1 for 2Q08, and NT$31.2 to US$1 for 3Q08 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.43 to US$1 at the end of 4Q07, NT$30.36 to US$1 at the end of 2Q08, and NT$32.23 to US$1 at the end of 3Q08.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2007 (NT$)	Jun. 30, 2008 (NT$)	Sep. 30, 2008 (NT$)	Dec. 31, 2007 (US$)	Jun. 30, 2008 (US$)	Sep. 30, 2008 (US$)
Cash and cash equivalents	1,608,272	2,142,344	1,761,752	49,592	70,565	54,662
Short-term investments	1,751,113	742,160	154,438	53,997	24,445	4,792
Accounts receivable, net	1,007,384	948,415	1,241,724	31,063	31,239	38,527
Inventories	547,400	706,442	715,509	16,879	23,269	22,200
Refundable deposits - current	127,466	104,989	69,966	3,931	3,458	2,171
Deferred income tax assets, net	83,526	84,844	100,555	2,576	2,795	3,120
Prepaid expenses and other current assets	227,044	156,234	154,006	7,001	5,146	4,778

Total current assets	5,352,205	4,885,428	4,197,950	165,039	160,917	130,250
Long-term investments	119,535	119,055	119,475	3,686	3,921	3,707
Property and equipment (net)	519,189	734,111	875,421	16,010	24,180	27,162
Goodwill and intangible assets (net)	2,849,437	2,744,952	2,691,141	87,864	90,414	83,498
Other assets	279,865	194,481	208,760	8,629	6,406	6,477

Total assets	$9,120,231	$8,678,027	$8,092,747	$281,228	$285,838	$251,094

Short-term borrowing	—	99,821	105,071	—	3,288	3,260
Accounts payable	444,440	567,263	487,000	13,705	18,685	15,110
Income tax payable	227,356	136,588	187,745	7,011	4,499	5,825
Accrued expenses and other current liabilities	785,717	510,546	514,035	24,227	16,816	15,949

Total current liabilities	1,457,513	1,314,218	1,293,851	44,943	43,288	40,144
Accrued pension cost	—	534	145	—	18	4
Long-term liabilities	47,919	44,867	42,276	1,478	1,477	1,312
Other liabilities	30,692	65,141	55,739	946	2,146	1,730

Total liabilities	1,536,124	1,424,760	1,392,011	47,367	46,929	43,190
Shareholders’ equity	7,584,107	7,253,267	6,700,736	233,861	238,909	207,904

Total liabilities & shareholders’ equity	$9,120,231	$8,678,027	$8,092,747	$281,228	$285,838	$251,094

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw